Exhibit 99.1

News Release June 9, 2026

Santacruz Silver Announces Publication of 2025 Sustainability Report for Mexican Operations

Vancouver, B.C. – Santacruz Silver Mining Ltd. (NASDAQ:SCZM) (TSX.V:SCZ) (“Santacruz” or the “Company”) is pleased to announce the release of the 2025 Sustainability Report (the “Report”) for its wholly-owned Mexican subsidiary, Compañía Minera Zilar Mendi, S.A. de C.V. (“Zilar Mendi”), which operated as Carrizal Mining S.A. de C.V. (“Carrizal Mining”) during the 2025 reporting period. The report highlights the Company´s environmental, social and governance (“ESG”) performance and progress across its Mexican operations during 2025.

“We are pleased to release our first sustainability report for our Mexican operations at Compañía Minera Zilar Mendi, which operated under the name Carrizal Mining during the 2025 reporting period. This report represents an important milestone in our broader commitment to advancing sustainability practices across the entire company. At Carrizal Mining, 2025 was more than a period of expansion; it was a year devoted to a comprehensive assessment of our processes, a critical review of our operating model, and the design of a new strategy that will enable us to move more decisively toward a more sustainable operation,” commented Arturo Préstamo, Executive Chairman and CEO of Santacruz. “Our approach focuses on strengthening safety, environmental performance, operational efficiency, governance, and social dialogue, while advancing innovation and responsible resource management. The result is a renewed corporate strategy with clear objectives to enhance our ability to generate sustainable value and respond responsibly to stakeholder expectations.”

This report has been prepared with reference to the 2021 Global Reporting Initiative (GRI) Standards. It covers the period from January 1, 2025, to December 31, 2025. The Report for Carrizal Mining is available on Santacruz’s website at www.santacruzsilver.com.

Key 2025 Highlights

ESG Approach:

The Company’s ESG approach is integrated into its corporate strategy and stakeholder engagement framework, guided by environmental, social and governance pillars that support responsible, ethical and sustainable operations. Rooted in the principle of meeting present needs without compromising the ability of future generations to meet their own, Carrizal Mining is advancing a cross-functional sustainability strategy and governance structure focused on managing ESG-related impacts, risks and opportunities.

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Environment

Carrizal Mining’s environmental priorities include preserving the natural environment and preventing pollution, reducing greenhouse gas emissions, optimizing water and energy use, managing waste through efficiency and recovery measures, and ensuring compliance with applicable environmental legislation and obligations. During the reporting period, the Company continued its water, air, soil and waste monitoring programs to support regulatory compliance and enhance environmental performance.

Carrizal Mining also maintained a measurement-based energy management approach focused on operational efficiency, continuous monitoring and the gradual adoption of more efficient technologies to reduce costs and environmental footprint while strengthening operational resilience. In 2025, the Company recorded electricity consumption of 696.31 kWh per tonne of concentrate produced, representing an increase of 2 kWh per tonne compared to 2024.

The Company further advanced its waste management and recovery initiatives during 2025. Non-mineral hazardous waste generation declined by 27.62% compared to 2024 as a result of stricter process controls and waste minimization programs, while flotation tailings increased by 1.17% in line with higher production levels and were managed through enhanced handling and storage practices.

Carrizal Mining also expanded its recycling and recovery efforts through internal awareness campaigns, dedicated collection programs and partnerships with authorized waste management providers to support environmentally responsible disposal and recycling practices.

Social

Carrizal Mining recognizes occupational health and safety as a core priority given the nature of underground mining operations and the inherent risks associated with the industry.

During 2025, Carrizal Mining continued strengthening its health and safety management practices through the implementation of its Field Safety Leadership Activities (F.S.L.A.) framework, which promotes visible leadership, employee participation and early risk identification. The Company also continued advancing initiatives aimed to support employee well-being, critical incident management and continuous improvement across operations.

Safety management covers 780 employees. In 2025, the Company recorded 2,255,624 hours worked and 657 lost days related to occupational incidents, while maintaining zero workplace fatalities during the reporting period. Carrizal Mining also supported employee well-being through workplace health initiatives, providing 1,331 medical and psychological consultations as part of its employee health and wellness initiatives and reported zero cases involving violations of the rights of Indigenous Peoples.

Governance

Carrizal Mining’s governance structure supports oversight of the Company’s strategic, operational and sustainability objectives through dedicated management areas covering operations, risk management, technical services and controllership. Governance processes focus on regulatory compliance, operational oversight, financial integrity and risk management.

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During 2025, the Company continued strengthening internal controls and executive accountability through annual performance evaluations linked to corporate objectives, ethics, environmental performance, occupational health and safety, and human rights policies. The Company also maintained policies and oversight processes related to ethics, human rights and regulatory compliance across its operations. Carrizal Mining further advanced its sustainability governance framework to enhance oversight of ESG-related impacts, risks and opportunities.

2026 ESG Priorities

Looking ahead, the Company’s priorities in 2026 include strengthening its preventive culture, progressively incorporating technological innovation and advancing ESG performance to support a modern, competitive and socially responsible mining operation that generates sustainable value for stakeholders.

Carrizal Mining also plans to enhance ESG oversight through an expanded materiality and stakeholder engagement approach and the establishment of a Sustainability Committee in 2026 to support the effective management of ESG-related impacts, risks and opportunities.

About Santacruz Silver Mining Ltd.

Santacruz Silver is engaged in the operation, acquisition, exploration, and development of mineral properties across Latin America. In Bolivia, the Company operates the Bolivar, Porco, and Caballo Blanco mining complexes, with Caballo Blanco comprising the Tres Amigos and Colquechaquita mines. The Reserva mine, whose production is provided to the San Lucas ore sourcing and trading business, is also located in Bolivia. Additionally, the Company oversees the Soracaya exploration project. In Mexico, Santacruz operates the Zimapan mine.

‘signed’

Arturo Préstamo Elizondo,

Executive Chairman and CEO

For further information please contact:

Arturo Préstamo

Santacruz Silver Mining Ltd.

Email: info@santacruzsilver.com

Telephone: +52 81 83 785707

Andrés Bedregal

Santacruz Silver Mining Ltd.

Email: info@santacruzsilver.com

Telephone: +591 22444849

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Eduardo Torrecillas

Santacruz Silver Mining Ltd.

Email: info@santacruzsilver.com

Telephone: +591 22444849

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the Nasdaq Capital Market LLC accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Forward Looking Information

This news release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking statements relate to future events or future performance and reflect the expectations or beliefs of management of the Company regarding future events. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as “intends”, “expects” or “anticipates”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would” or will “potentially” or “likely” occur.

These forward-looking statements involve numerous risks and uncertainties and actual results might differ materially from results suggested in any forward-looking statements. These risks and uncertainties include, among other things, risks related to changes in general economic, business and political conditions, including changes in the financial markets, changes in applicable laws, and compliance with extensive government regulation, as well as those risk factors discussed or referred to in the Company’s disclosure documents filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedarplus.ca.

In making the forward-looking statements in this news release, the Company has applied several material assumptions, including without limitation, the assumption that the Company’s capital investments will result in reduced costs and enhanced metallurgical recovery.

There can be no assurance that any forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, the reader should not place any undue reliance on forward-looking information or statements. The Company undertakes no obligation to update forward-looking information or statements, other than as required by applicable law.

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